# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong [redacted] Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈 [redacted] 環士丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.c [redacted] 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

08005688

Our Ref.: S/7911/94 LTO/kk

22 October 2008

RECEIVED 2008 NOV -3 A 11:

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21 October 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
NOV 06 2008
THOMSON REUTERS

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 11/3

華潤創業有限公司
**China Resources Enterprise, Limited**

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 291)**

**Announcement of unaudited financial results by a subsidiary –
China Resources Jinhua Co., Ltd.**

On 20th October, 2008, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2008 which will be published in the newspapers in the PRC on 22nd October, 2008. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

**This is not the announcement of the unaudited financial results of the Company for the nine months ended 30th September, 2008.** This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 20th October, 2008, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2008 which will be published in the newspapers in the PRC on 22nd October, 2008.

**China Resources Jinhua Co., Ltd.**

Summary of the unaudited consolidated profit and loss account for the nine months ended 30th September, 2008 and 30th September, 2007:

| | From 1st January, 2008 to 30th September, 2008 | | From 1st January, 2007 to 30th September, 2007 | |
|---|---|---|---|---|
| | *RMB'000* | *HK$'000 (equivalent)* | *RMB'000* | *HK$'000 (equivalent)* |
| Turnover | 634,553 | 721,083 | 687,858 | 781,657 |
| Profit before income tax | 33,850 | 38,466 | 50,221 | 57,069 |
| Income tax | (6,599) | (7,499) | (5,614) | (6,379) |
| Profit for the period | 27,251 | 30,967 | 44,607 | 50,690 |
| Attributable to: | | | | |
| Shareholders of CR Jinhua | 17,910 | 20,352 | 35,501 | 40,342 |
| Minority interests | 9,341 | 10,615 | 9,106 | 10,348 |
| | 27,251 | 30,967 | 44,607 | 50,690 |

Notes:

(1) The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

(2) Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.88.

## General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The unaudited results of CR Jinhua for the nine months ended 30th September, 2008 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong. The unaudited financial results of CR Jinhua for the nine months ended 30th September, 2008 as approved by the board of directors of CR Jinhua are available for viewing on the website of the Shenzhen Stock Exchange at http://www.szse.cn.

By Order of the Board
**China Resources Enterprise, Limited**
**Lee Yip Wah, Peter**
*Company Secretary*

Hong Kong, 21st October, 2008

*As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.*



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